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                              December 16, 2021

       Nicholas DeVito
       Chief Executive Officer
       Point of Care Nano-Technology, Inc.
       109 Ambersweet Way
       Davenport, FL 33897

                                                        Re: Point of Care
Nano-Technology, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed December 2,
2021
                                                            File No. 000-56356

       Dear Mr. DeVito:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Item 1.
       Business
       Historical Development, page 3

   1. We note your revisions in response to prior comment one that appear to disclose that the
                                                        License Agreement with
Lamina Equities Corporation is the sole asset that would be
                                                        transferred in the
assignment and assumption agreement with Dr. Guirguis, but Exhibit A to the agreement
indicates that all of the assets as of April 15, 2021, including the name of the company, would be
transferred. Please revise your disclosure accordingly or advise.
                                                        Exhibit A to the
agreement also indicates that all liabilities, including accounts payable, debt of any kind, and
judgments against the company as of April 15, 2021, and any and all legal actions taken
against the company with claims prior to April 15, 2021 would be transferred. We note
that your disclosure here and in the risk factor on page 6 indicates
 Nicholas DeVito
Point of Care Nano-Technology, Inc.
December 16, 2021
Page 2
      that the only outstanding debts that would be transferred would be contingent liabilities.
      Please revise to disclose what these contingent liabilities are and quantify them, if possible. We also note your disclosure that the agreement can be terminated by you at any time since the transaction did not close by October 1, 2021. It does not appear that you can terminate the agreement unless you have consent from Dr. Guirguis or certain events took place or failed to occur prior to October 1, 2021. Please clarify. Report of Independent Registered Public Accounting Firm , page F-1

2. Please request K. R. Margetson Ltd. to appropriately date their report. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Bennett at 202-551-3606 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                            Sincerely,
FirstName LastNameNicholas DeVito
                                                            Division of
Corporation Finance
Comapany NamePoint of Care Nano-Technology, Inc.
                                                            Office of Life
Sciences
December 16, 2021 Page 2
cc:       Paul Levites, Esq.
FirstName LastName